Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Listing Qualifications

By Electronic Mail

January 3, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 2, 2019 The Nasdaq Stock Market (the "Exchange") received from First Trust Exchange-Traded Fund VIII (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Shares of Beneficial Interest,
$0.01 par value per share,
Of
First Trust Low Duration Strategic Focus ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

[signature]